PROSPECTUS SUPPLEMENT
---------------------
(To prospectus dated February 25, 2005)


                                [LOGO OMITTED]
                           Merrill Lynch & Co., Inc.
                         12,000,000 Depositary Shares
                    Each Representing a 1/1200th Interest in a Share of
                   Floating Rate Non-Cumulative Preferred Stock, Series 4
                                -------------
        Each of the 12,000,000 depositary shares offered hereby represents a 1/1200th ownership interest in a share of perpetual Floating Rate Non-Cumulative Preferred Stock, Series 4 ("Series 4 Preferred Stock"), $30,000 liquidation preference per share, of Merrill Lynch & Co., Inc. ("ML&Co."), deposited with JPMorgan Chase Bank, N.A., as depositary. Each such depositary share entitles the holder, through the depositary, to all proportional rights and preferences of the Series 4 Preferred Stock represented thereby. The depositary shares are evidenced by depositary receipts.

        The depositary shares offered hereby have terms and conditions identical to, and will be part of the series of, 9,600,000 other depositary shares which were issued by ML&Co. on November 17, 2005 and which also represent a 1/1200th interest in shares of Series 4 Preferred Stock. Concurrent with the closing of the sale of the depositary shares offered hereby, ML&Co. will sell an additional 2,400,000 depositary shares in a separate public offering, and these additional depositary shares will also have terms and conditions identical to, and will be part of the series of, the depositary shares which represent a 1/1200th interest in shares of Series 4 Preferred Stock.

        The Series 4 Preferred Stock is not redeemable prior to November 28, 2010. On and after that date, the Series 4 Preferred Stock will be redeemable at our option, in whole at any time or in part from time to time, at a redemption price equal to $30,000 per share (equivalent to $25 per depositary share), plus declared and unpaid dividends.

        Dividends on the Series 4 Preferred Stock, if declared, will be payable quarterly, in arrears, on February 28, May 28, August 28 and November 28 of each year at a floating rate per annum equal to three-month U.S. dollar LIBOR plus 0.75%; but such dividends, if declared, will be payable at a rate of not less than 4.00% per annum. Subject to the foregoing, for the first dividend period relevant to the depositary shares offered hereby, which will be from and including February 28, 2006 to but excluding May 30, 2006 (the New York and London business day next succeeding May 28, 2006), the per annum rate for the dividend, if declared, will be equal to the sum of three-month U.S. dollar LIBOR, as determined on February 24, 2006, and 0.75%. The term "Dividend Period" means the period from and including each dividend payment date to but excluding the next succeeding dividend payment date.

        Dividends on the Series 4 Preferred Stock will not be cumulative. Accordingly, if for any reason our board of directors does not declare a dividend on the Series 4 Preferred Stock for a Dividend Period, we will not pay a dividend for that Dividend Period on the quarterly payment date or at any future time, whether or not our board of directors declares dividends on the Series 4 Preferred Stock for any future Dividend Period. However, with certain exceptions, we may not declare or pay dividends on or redeem or purchase our common stock at any time if we have not declared, paid or set aside for payment full dividends on the Series 4 Preferred Stock for the immediately preceding Dividend Period.

        The depositary shares are listed and trade on the New York Stock
 Exchange.

        The underwriter will sell depositary shares to certain investment entities at a price or prices relating to prevailing market prices at the time of sale. We will receive proceeds of 101% of the liquidation preference of the Series 4 Preferred Stock represented by the depositary shares ($25.25 per depositary share), which equals proceeds of $303,000,000 before deducting expenses payable by us, estimated at $6,000,000 ($0.50 per depositary share).

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

        The depositary shares will be ready for delivery in book-entry form only through The Depository Trust Company on or about February 28, 2006.

                               ----------------

                              Merrill Lynch & Co.

                               ----------------

         The date of this prospectus supplement is February 27, 2006.

                               TABLE OF CONTENTS

                             Prospectus Supplement



Summary of Terms........................................................  S-3
Description of the Series 4 Preferred Stock.............................  S-6
Description of the Depositary Shares.................................... S-12
United States Federal Income Tax Consequences........................... S-15
Where You Can Find More Information..................................... S-18
Underwriting............................................................ S-19
Validity of the Securities ............................................. S-19
Experts................................................................. S-20

                                  Prospectus

Merrill Lynch & Co., Inc.................................................    2
Use of Proceeds..........................................................    2
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends...................    3
The Securities...........................................................    3
Description of Debt Securities...........................................    4
Description of Debt Warrants.............................................   15
Description of Currency Warrants.........................................   17
Description of Index Warrants............................................   18
Description of Preferred Stock...........................................   24
Description of Depositary Shares.........................................   29
Description of Preferred Stock Warrants..................................   33
Description of Common Stock..............................................   35
Description of Common Stock Warrants.....................................   38
Plan of Distribution.....................................................   41
Where You Can Find More Information......................................   42
Incorporation of Information We File With the SEC........................   42
Experts..................................................................   43


                                 -----------

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the cover of this prospectus supplement.

                               SUMMARY OF TERMS

        This summary highlights the principal terms of the Series 4 Preferred Stock and the depositary shares. It does not contain all of the information that you need to consider in making your investment decision. To understand all of the terms of the offering of the Series 4 Preferred Stock and the depositary shares, you should read carefully this prospectus supplement and the accompanying prospectus.

Securities offered                  12,000,000 depositary shares each representing a 1/1200th
                                    interest in a share of perpetual Floating Rate Non-Cumulative
                                    Preferred Stock, Series 4, $1.00 par value, with a liquidation preference of $30,000 per share (equivalent to $25 per
                                    depositary share) of Merrill Lynch & Co., Inc., which we refer to as "ML&Co." Each holder of a depositary share will be
                                    entitled, through the depositary in proportion to the applicable fraction of a share of Series 4 Preferred Stock represented by such depositary share, to all the rights and preferences of the
                                    Series 4 Preferred Stock represented thereby (including
                                    dividend, voting, redemption and liquidation rights).

                                    The depositary shares offered by this prospectus supplement and the accompanying prospectus, have terms and conditions identical to, and will be part of the series of, 9,600,000 other
                                    depositary shares representing a 1/1200th interest in shares of
                                    Series 4 Preferred Stock issued by ML&Co. on November 17, 2005.
                                    Concurrent with the closing of the sale of the depositary shares offered hereby, ML&Co. will sell an additional 2,400,000
                                    depositary shares in a separate public offering, and these additional depositary shares will also have terms and conditions identical to, and will be part of the series of, the depositary shares which represent a 1/1200th interest in shares of Series 4
                                    Preferred Stock.

Dividends                           Non-cumulative dividends, payable quarterly in arrears, at a floating rate per annum equal to three-month U.S. dollar LIBOR plus 0.75%; but such dividends, if declared, will be payable at a rate of not less than 4.00% per annum. For the first dividend period from and including February 28, 2006 to but excluding May
                                    30, 2006 (the New York and London business day next succeeding
                                    May 28, 2006), the per annum rate for the initial dividend, if declared, will be equal to the sum of three-month U.S. dollar
                                    LIBOR, as determined on February 24, 2006, and 0.75%.

                                    Dividends on the Series 4 Preferred Stock will not be
                                    cumulative. Accordingly, if for any reason our board of
                                    directors does not declare a dividend on the Series 4 Preferred
                                    Stock for a Dividend Period, we will not pay a dividend for that
                                    Dividend Period on the quarterly payment date or at any future time, whether or not our board of directors declares dividends on the Series 4 Preferred Stock for any future Dividend Period.

                                    We may not, at any time, declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of our common stock or any other of our stock ranking as to dividends or distribution of assets junior to the Series 4 Preferred Stock, unless full dividends on all outstanding shares of Series 4
                                    Preferred Stock have been declared or paid or set aside for payment for the immediately preceding Dividend



                                                S-3

                                    Period (except for (x) dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock or other of our capital stock
                                    ranking junior to the Series 4 Preferred Stock as to dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co., (y) redemptions or purchases of any rights pursuant to our Rights Agreement or by conversion or exchange for our capital stock ranking junior to the Series 4 Preferred
                                    Stock as to dividends and distribution of assets upon
                                    dissolution, liquidation or winding up of ML&Co. and (z)
                                    purchases by us or our affiliates in connection with
                                    transactions effected by or for the account of customers of
                                    ML&Co. or customers of any of our subsidiaries or in connection with the distribution or trading of such capital stock).

                                    We may not declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire (except for purchases by us or our affiliates in connection with transactions effected by or for the account of customers of ML&Co. or customers of any of our subsidiaries or in connection with the distribution or trading of such stock), or make a liquidation payment with respect to, any of our preferred stock or any other of our stock ranking as to dividends or distribution of assets equal with the
                                    Series 4 Preferred Stock, unless, for such Dividend Period, full or pro rata dividends on all outstanding shares of Series 4
                                    Preferred Stock have been declared, paid or set aside for
                                    payment.

                                    We may not declare or pay dividends on, or set dividends aside for payment on, any shares of Series 4 Preferred Stock, if at the time of such declaration, payment or setting aside for payment any arrears exists in the payment of dividends on any outstanding class or series of our stock ranking senior to the
                                    Series 4 Preferred Stock as to the payment of dividends.

Payment dates                       February 28, May 28, August 28 and November 28 of each year, beginning May 30, 2006 (the New York and London business day next succeeding May 28, 2006), when, as and if declared by our board of directors in its sole discretion, but only out of assets of ML&Co. legally available for payment.


                                    If any date on which dividends would otherwise be payable is not a New York business day and London business day (each as defined below), then the dividend payment date will be the next
                                    succeeding day that is a New York business day and London
                                    business day unless such day falls in the next calendar month, in which case the dividend payment date will be the immediately preceding day that is a New York business day and London
                                    business day.

Redemption                          The Series 4 Preferred Stock is not redeemable prior to November
                                    28, 2010. On and after that date, the Series 4 Preferred Stock will be redeemable at our option, in whole at any time or in part from time to time, at a redemption price equal to $30,000 per share (equivalent to $25 per depositary share), plus
                                    declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of Series 4 Preferred Stock will have no right to require the redemption of the Preferred Stock.



                                                S-4

Liquidation rights                  In the event of any voluntary or involuntary liquidation,
                                    dissolution or winding up of ML&Co., the holders of shares of
                                    Series 4 Preferred Stock are entitled to receive out of assets of ML&Co. available for distribution to stockholders, before any distribution of assets is made to holders of common stock or of any of our other shares of stock ranking as to such a
                                    distribution junior to the shares of Series 4 Preferred Stock, a liquidating distribution in the amount of $30,000 per share
                                    (equivalent to $25 per depositary share) plus declared and unpaid dividends, without accumulation of any undeclared
                                    dividends.

Voting rights                       None, except with respect to certain changes in the terms of the
                                    Series 4 Preferred Stock and in the case of certain dividend arrearages. See "Description of the Series 4 Preferred
                                    Stock--Voting Rights."

                                    In addition, holders of depositary shares have voting rights with respect to certain amendments to the deposit agreement. See
                                    "Description of the Depositary Shares--Amendment and Termination
                                    of the Deposit Agreement."

Ranking                             The Series 4 Preferred Stock will rank senior, as to payment of dividends and distribution of assets upon dissolution,
                                    liquidation or winding up of ML&Co., to our common stock (or any of our other shares of stock ranking junior to the Series 4
                                    Preferred Stock). The Series 4 Preferred Stock will rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co. with each other outstanding series of preferred stock of ML&Co. As of the date hereof, our Floating Rate Non-Cumulative Preferred Stock,
                                    Series 1, Floating Rate Non-Cumulative Preferred Stock, Series
                                    2, 6.375% Non-Cumulative Preferred Stock, Series 3 and Series 4
                                    Preferred Stock that was already issued and is outstanding or is being issued concurrently, are the only issued and outstanding series of preferred stock that will rank on a parity with this issue of Series 4 Preferred Stock.

Preemptive and conversion rights    None.

NYSE listing                        The depositary shares are listed and trade on the New York Stock
                                    Exchange (the "NYSE") under the symbol "MER PrJ".

Transfer agent and registrar        JPMorgan Chase Bank, N.A.

Depositary                          JPMorgan Chase Bank, N.A.

                  DESCRIPTION OF THE SERIES 4 PREFERRED STOCK

        The following description of certain terms of the Series 4 Preferred Stock offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of preferred stock set forth in the accompanying prospectus, to which description reference is hereby made. The following summary of the terms and provisions of the Series 4 Preferred Stock is qualified by reference to the Certificate of Designations for the Series 4 Preferred Stock and is not intended to be complete. A copy of the Certificate of Designations is included as an exhibit to a Form 8-K filed with the SEC.

        References in this prospectus supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc.

General

        The Series 4 Preferred Stock is part of a single series of authorized preferred stock consisting of 8,000 shares of Series 4 Preferred Stock issued on November 17, 2005, 10,000 shares of Series 4 Preferred Stock being offered hereby and (if issued) an additional 2,000 shares of Series 4 Preferred Stock which ML&Co. expects to issue concurrently with this offering. We may from time to time, without notice to or the consent of holders of the Series 4 Preferred Stock offered hereby, issue additional shares of the Series 4 Preferred Stock. The holders of Series 4 Preferred Stock will have no preemptive rights. The Series 4 Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable.

        The Series 4 Preferred Stock will, on the date of original issuance, rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co. with our Floating Rate Non-Cumulative Preferred Stock, Series 1, our Floating Rate Non-Cumulative Preferred Stock, Series 2, our 6.375% Non-Cumulative Preferred Stock, Series 3 and our Series 4 Preferred Stock that was already issued and is outstanding or is being issued concurrently, and will rank senior to any Series A junior preferred stock when issued as described under "Description of Common Stock--Rights to Purchase Series A Junior Preferred Stock" in the accompanying prospectus. The Series 4 Preferred Stock, together with each other series of preferred stock, will rank senior to the common stock and any other stock of ML&Co. that is expressly made junior to such series of preferred stock as to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co. We may from time to time, without notice to or consent from the holders of the depositary shares, create and issue additional shares of preferred stock ranking on an equal basis to the Series 4 Preferred Stock as to dividends and upon dissolution, liquidation or winding up.

        The Series 4 Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of ML&Co., and will not be subject to any sinking fund or other obligation of ML&Co. to repurchase the Series 4 Preferred Stock.

      FACTORS IN ADDITION TO THE FLOATING RATE DIVIDEND ARE EXPECTED TO AFFECT THE TRADING PRICES OF THE SERIES 4 PREFERRED STOCK, AND MAY CAUSE THE SERIES 4 PREFERRED STOCK TO TRADE IN THE SECONDARY MARKET AT EITHER A PREMIUM TO OR A DISCOUNT FROM ITS PURCHASE PRICE. Such factors are expected to include our actual and perceived creditworthiness, expectations regarding interest rate trends, the expected interest rate and preferred dividend yields for securities issued by companies having credit ratings similar to our own, the supply and demand for securities similar to the Series 4 Preferred Stock, and the economic, financial, political and regulatory environment that affects us and the financial markets generally. We expect that the trading prices of the Series 4 Preferred Stock would be adversely affected by any decision of our board of directors not to declare dividends on the Series 4 Preferred Stock for one or more Dividend Periods.

Dividends

        Dividends on shares of the Series 4 Preferred Stock will not be mandatory. Holders of shares of Series 4 Preferred Stock will be entitled to receive, if and when declared by our board of directors or a duly authorized committee of the board of directors, out of assets of ML&Co. legally available under Delaware law for payment, non-cumulative cash dividends, payable quarterly in arrears, at a floating rate per annum equal to three-month U.S. dollar LIBOR plus 0.75%; but in no event will such dividends, if declared, be payable at a rate of less than 4.00% per annum, of the $30,000 liquidation preference per share (equivalent to $25 per depositary share). For the first dividend period from and including February 28, 2006 to but excluding May 30, 2006 (the New York and London business day next succeeding May 28, 2006), the per annum rate for the initial dividend, if declared, will be equal to the sum of three-month U.S. dollar LIBOR, as determined on February 24, 2006, and 0.75%.

        Three-month U.S. dollar LIBOR, with respect to a Dividend Period, means the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three month period that normally appears on Moneyline Telerate Page 3750, as displayed on page "BBAM" (British Bankers Association Official BBA LIBOR Fixings) in the Bloomberg Professional Service (or any other service that may replace Moneyline Telerate, Inc. on page BBAM or any other page that may replace page BBAM on the Bloomberg Professional Service or a successor service, in each case, for the purpose of displaying London interbank offered rates of major banks) as of 11:00 a.m. (London time) on the second London business day immediately preceding the first day of such Dividend Period.

        A "London business day" means a day other than a Saturday or Sunday on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

        If three-month U.S. dollar LIBOR cannot be determined as described above, we will select four major banks in the London interbank market. We will request that the principal London offices of those four selected banks provide their offered quotations to prime banks in the London interbank market at approximately 11:00 a.m., London time, on the second London business day immediately preceding the first day of such Dividend Period. These quotations will be for deposits in U.S. dollars for a three month period. Offered quotations must be based on a principal amount equal to an amount that is representative of a single transaction in U.S. dollars in the market at the time.

        If two or more quotations are provided, three-month U.S. dollar LIBOR for the Dividend Period will be the arithmetic mean of the quotations. If fewer than two quotations are provided, we will select three major banks in New York City and will then determine three-month U.S. dollar LIBOR for the Dividend Period as the arithmetic mean of rates quoted by those three major banks in New York City to leading European banks at approximately 3:00 p.m., New York City time, on the second London business day immediately preceding the first day of such Dividend Period. The rates quoted will be for loans in U.S. dollars, for a three month period. Rates quoted must be based on a principal amount equal to an amount that is representative of a single transaction in U.S. dollars in the market at the time. If fewer than three New York City banks selected by us are quoting rates, three-month U.S. dollar LIBOR for the applicable period will be the same as for the immediately preceding Dividend Period.

        The term "Dividend Period" means the period from and including each dividend payment date for the Series 4 Preferred Stock to but excluding the next succeeding dividend payment date.

        If declared, we will pay dividends on the Series 4 Preferred Stock quarterly, in arrears, on February 28, May 28, August 28 and November 28 of each year, with the first dividend payment date relevant to the depositary shares offered hereby being May 30, 2006 (the New York and London business day next succeeding May 28, 2006). We will pay dividends to holders of record as they appear on our stock books on each record date, not more than 30 days nor less than 10 days preceding the applicable payment date, as shall be fixed by the board of directors or a duly authorized committee of the board of directors. If any date on which dividends would otherwise be payable is not a New York business day and London business day, then the dividend payment date will be the next succeeding day that is a New York business day and London business day unless such day falls in the next calendar month, in which case the dividend payment date will be the immediately preceding day that is a New York business day and London business day. "New York business day" means any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed. See "Description of the Depositary Shares--Dividends and Other Distributions" about the deferral of distribution of amounts that are fractions of one cent ($0.01).

        Dividends on shares of the Series 4 Preferred Stock will not be cumulative. If the board of directors of ML&Co., or a duly authorized committee of the board of directors, does not declare a dividend on the Series 4 Preferred Stock for any Dividend Period, we will not pay a dividend for that Dividend Period on the quarterly payment date or at any future time, whether or not dividends on the Series 4 Preferred Stock are declared for any future Dividend Period.

        We will calculate dividends on the Series 4 Preferred Stock on the basis of a 360-day year and the actual number of days elapsed in each Dividend Period. Accordingly, the amount of dividends payable per share for each Dividend Period for the Series 4 Preferred Stock shall (if and when declared) equal the product of (i) the applicable dividend rate, (ii) $30,000 and (iii) a fraction (A) the numerator of which will be the actual number of days elapsed in such Dividend Period, and (B) the denominator of which will be 360. Dividends will cease to accrue after the redemption date on shares of the Series 4 Preferred Stock unless we default in the payment of the redemption price of the shares called for redemption.

        We may not, at any time, declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of our common stock or any other of our stock ranking as to dividends or distribution of assets junior to the Series 4 Preferred Stock, unless full dividends on all outstanding shares of Series 4 Preferred Stock have been declared or paid or set aside for payment for the immediately preceding Dividend Period (except for (x) dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock or other of our capital stock ranking junior to the Series 4 Preferred Stock as to dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co.,
(y) redemptions or purchases of any rights pursuant to our Rights Agreement or by conversion or exchange for our capital stock ranking junior to Series 4 Preferred Stock as to dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co. and (z) purchases by us or our affiliates in connection with transactions effected by or for the account of customers of ML&Co. or customers of any of our subsidiaries or in connection with the distribution or trading of such capital stock).

        We may not declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire (except for purchases by us or our affiliates in connection with transactions effected by or for the account of customers of ML&Co. or customers of any of our subsidiaries or in connection with the distribution or trading of such stock), or make a liquidation payment with respect to, any of our preferred stock or any other of our stock ranking as to dividends equal with the Series 4 Preferred Stock, unless for such Dividend Period, full or pro rata dividends on all outstanding shares of Series 4 Preferred Stock and any of our preferred stock and any other of our stock ranking as to dividends equal with the Series 4 Preferred Stock (whether cumulative or non-cumulative) have been declared, paid or set aside for payment (but without, for any pro rata dividends, accumulation of unpaid dividends for prior Dividend Periods in the case of any non-cumulative preferred stock).

        We may not declare or pay dividends on, or set dividends aside for payment on, any shares of Series 4 Preferred Stock if at the time of such declaration, payment or setting aside for payment any arrears exists in the payment of dividends on any outstanding class or series of our stock ranking senior to the Series 4 Preferred Stock as to the payment of dividends.

Liquidation Rights

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of ML&Co., the holders of shares of Series 4 Preferred Stock are entitled to receive out of assets of ML&Co. available for distribution to stockholders, before any distribution of assets is made to holders of common stock or of any of our other shares of stock ranking as to such a distribution junior to the shares of Series 4 Preferred Stock, a liquidating distribution in the amount of $30,000 per share (equivalent to $25 per depositary share) plus declared and unpaid dividends, without accumulation of any undeclared dividends. If, upon any event of voluntary or involuntary liquidation, dissolution or winding up of ML&Co., the assets of ML&Co., or the proceeds from such, assets are insufficient to pay in full the aforementioned liquidating distribution and liquidating payments on shares of ML&Co. preferred stock ranking equally as to payment upon dissolution, liquidation or winding up, then ML&Co.'s assets, or proceeds from such assets, will be distributed among the shares of the Series 4 Preferred Stock and any such other shares of ML&Co.'s preferred stock ratably in accordance with the respective amounts which would be payable on such shares of Series 4 Preferred Stock and such other shares of preferred stock if all amounts payable thereon were paid in full.

        After payment of such a liquidating distribution, the holders of shares of Series 4 Preferred Stock will not be entitled to any further participation in any distribution of assets by ML&Co.

        A consolidation or merger of ML&Co. with one or more corporations will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of ML&Co.

        Because ML&Co. is a holding company, its rights and the rights of its creditors and its shareholders, including the holders of shares of the Series 4 Preferred Stock, to participate in the assets of any subsidiary of ML&Co. upon such subsidiary's liquidation or recapitalization may be subject to the prior claims of the subsidiary's creditors, except to the extent that ML&Co. may itself be a creditor with recognized claims against the subsidiary.

Redemption

        The Series 4 Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. The Series 4 Preferred Stock is not redeemable prior to November 28, 2010. On and after that date, the Series 4 Preferred Stock will be redeemable at our option, in whole at any time or in part from time to time, upon not less than 30 days nor more than 60 days notice, at a redemption price equal to $30,000 per share (equivalent to $25 per depositary share), plus declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of Series 4 Preferred Stock will have no right to require the redemption of the Preferred Stock.

        If shares of the Series 4 Preferred Stock are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the Series 4 Preferred Stock to be redeemed, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof. Each notice of redemption will include a statement setting forth: (i) the redemption date, (ii) the number of shares of the Series 4 Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder, (iii) the redemption price and (iv) the place or places where holders may surrender certificates evidencing shares of Series 4 Preferred Stock for payment of the redemption price.

Terms Dependent on Regulatory Changes

        If, (a) ML&Co. (by election or otherwise) is subject to any law, rule, regulation or guidance (together, "regulations") relating to its capital adequacy which regulation (x) provides for a type or level of capital characterized as "Tier 1" in, or pursuant to regulations of any governmental agency, authority or body having regulatory jurisdiction over ML&Co. and implementing, the capital standards published by the Basel Committee on Banking Supervision, the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, or any other United States national governmental agency, authority or body, or (y) provides for a type or level of capital that in the judgment of ML&Co. (after consultation with counsel of recognized standing) is substantially equivalent to such "Tier 1" capital (such capital described in either (x) or (y) is referred to below as "Tier 1 Capital"), and (b) ML&Co. affirmatively elects to qualify the Series 4 Preferred Stock for such Tier 1 Capital treatment without any sublimit or other quantitative restriction on the inclusion of such Series 4 Preferred Stock in Tier 1 Capital (other than any limitation requiring that common equity or a specified form of common equity constitute the dominant form of Tier 1 Capital) under such regulations, then, upon such affirmative election, the terms of the Series 4 Preferred Stock will automatically be amended to reflect the following modifications (without any action or consent by the holders of the Series 4 Preferred Stock or any other vote of stockholders of ML&Co.):

         o If and to the extent such modification is a Required Unrestricted Tier 1 Provision (as defined below), ML&Co.'s right to redeem the Series 4 Preferred Stock on or after November 28, 2010 will be restricted (such restrictions including but not limited to any requirement that ML&Co. receive prior approval for such redemption from any applicable regulator or that such redemption be prohibited);

         o If and to the extent such modification is a Required Unrestricted Tier 1 Provision, ML&Co.'s right to make distributions with respect to, or redeem, purchase or acquire or make payments on, securities junior to the Series 4 Preferred Stock (upon a non-payment of dividends on the Series 4 Preferred Stock) will become subject to additional restrictions pursuant to the terms of the Series 4 Preferred Stock; and

         o If and to the extent such modification is a Required Unrestricted Tier 1 Provision, any other new provisions or terms will be added to the Series 4 Preferred Stock, or existing terms will be modified; provided, however, that no such provision or term will be added, and no such modification will be made pursuant to the terms of this third sub-section, if it would alter or change the rights, powers or preferences of the shares of the Series 4 Preferred Stock so as to affect the shares of the Series 4 Preferred Stock adversely.

As used above, the term "Required Unrestricted Tier 1 Provision" means a term which is, in the written opinion of counsel of recognized standing and delivered to ML&Co., required for the Series 4 Preferred Stock to be treated as Tier 1 Capital of ML&Co. without any sublimit or other quantitative restriction on the inclusion of such Series 4 Preferred Stock in Tier 1 Capital (other than any limitation requiring that common equity or a specified form of common equity constitute the dominant form of Tier 1 Capital) pursuant to the applicable regulations. ML&Co. will provide notice to holders of any Series 4 Preferred Stock of any such changes in the terms of the Series 4 Preferred Stock made pursuant to the terms of this paragraph on or about the date of effectiveness of any such modification. A copy of the relevant regulations will be on file at the principal offices of ML&Co. and, upon request, will be made available to such holders.

        The Certificate of Designations provides that, for the avoidance of doubt, "amend", "modify", "change" and words of similar effect in the provision described in this section mean that the Series 4 Preferred Stock shall have such additional or different rights, powers and preferences, and such qualifications, limitations and restrictions as may be established by ML&Co. as described above, subject to the limitations noted above.

Voting Rights

        Except as provided below, the holders of Series 4 Preferred Stock will have no voting rights.

        Whenever dividends payable on the Series 4 Preferred Stock have not been declared or paid for a number of Dividend Periods, whether or not consecutive, which in the aggregate is equivalent to six Dividend Periods (a "Nonpayment"), the holders of outstanding shares of the Series 4 Preferred Stock, voting as a class with holders of shares of all other series of preferred stock ranking equal with the Series 4 Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable (to the extent such other series of preferred stock are entitled to vote pursuant to the terms thereof), will be entitled to vote for the election of two additional directors on the terms set forth below. These voting rights with respect to the Series 4 Preferred Stock will continue until all dividends on the shares of Series 4 Preferred Stock are paid in full for at least four Dividend Periods following the Nonpayment. Upon payment in full of these dividends, the voting rights will terminate except as expressly provided by law. These voting rights are subject to re-vesting in the event of each and every subsequent Nonpayment. In the event that the holders of shares of the Series 4 Preferred Stock are entitled to vote as described in this paragraph, the board of directors of ML&Co. will be increased by two directors, and the holders of the Series 4 Preferred Stock will have the right as members of that class, as outlined above, to elect two directors at the next annual meeting of stockholders.

        Upon termination of the right of the holders of the Series 4 Preferred Stock to vote for directors as discussed in the preceding paragraph, the term of office of all directors then in office elected by only those holders will terminate immediately. Whenever the term of office of the directors elected by those holders ends and the related special voting rights expire, the number of directors will automatically be decreased to the number of directors as would otherwise prevail.

        So long as any shares of Series 4 Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series 4 Preferred Stock outstanding at the time, voting as a class with all other series of preferred stock ranking equal with the Series 4 Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable, given in person or by proxy, either in writing or at a meeting:

         o authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking senior to the Series 4 Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of ML&Co.; or

         o amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of ML&Co.'s restated certificate of incorporation or the certificate of designation of the Series 4 Preferred Stock so as to adversely affect any right, preference, privilege or voting power of the Series 4 Preferred Stock or the holders of the Series 4 Preferred Stock;

provided, however, that any increase in the amount of issued Series 4 Preferred Stock or authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equal with or junior to the Series 4 Preferred Stock with respect to the payment of dividends (whether such dividends were cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of ML&Co. will not be deemed to adversely affect these rights, preferences, privileges or voting powers. If an amendment, alteration or repeal would adversely affect one or more but not all other series of preferred stock ranking equally with the Series 4 Preferred Stock, then only the series affected shall vote as a class in lieu of all other such series of preferred stock.

        Without the consent of the holders of the Series 4 Preferred Stock, so long as such action does not adversely affect the interests of holders of Series 4 Preferred Stock, we may amend, alter, supplement or repeal any terms of the Series 4 Preferred Stock:

         o to cure any ambiguity, or to cure, correct or supplement any provision contained in the certificate of designation for the Series 4 Preferred Stock that may be defective or inconsistent; or

         o to make any provision with respect to matters or questions arising with respect to the Series 4 Preferred Stock that is not inconsistent with the provisions of the certificate of designation.

        On matters requiring their consent or approval, holders of Series 4 Preferred Stock will be entitled to three votes per share of Series 4 Preferred Stock.

Transfer Agent and Registrar

        JPMorgan Chase Bank, N.A. will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the Series 4 Preferred Stock.

                     DESCRIPTION OF THE DEPOSITARY SHARES

General

        Each depositary share will represent a 1/1200th ownership interest in a share of Series 4 Preferred Stock. The shares of Series 4 Preferred Stock represented by depositary shares will be deposited under a deposit agreement among ML&Co., JPMorgan Chase Bank, N.A., as the depositary and the holders from time to time of the depositary receipts evidencing the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of Series 4 Preferred Stock represented by such depositary share, to all the rights and preferences of the Series 4 Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

        The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Immediately following this issuance of the Series 4 Preferred Stock, we will deposit the Series 4 Preferred Stock with the depositary, which will then issue the depositary shares to the underwriters. Copies of the forms of deposit agreement and the depositary receipt may be obtained from us upon request, and the following summary is qualified in its entirety by reference thereto.

Dividends and Other Distributions

        The depositary will distribute all cash dividends and other distributions received in respect of the Series 4 Preferred Stock to the record holders of depositary shares in proportion to the number of such depositary shares owned by such holders. In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled thereto, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

        The depositary will distribute all cash dividends and other distributions received in respect of the Series 4 Preferred Stock only in an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent ($0.01). Any balance not so distributable will be held by the depositary and will be added to the next sum received by the depositary for distribution. The depositary will not be liable for interest on amounts held for later distribution.

Withdrawal of Stock

        Upon surrender of the depositary receipts at the corporate trust office of the depositary (unless the related depositary shares have previously been called for redemption), the holder of the depositary shares evidenced thereby is entitled to delivery of the number of whole shares of the Series 4 Preferred Stock and any money or other property represented by such depositary shares. Holders of depositary shares will be entitled to receive whole shares of the Series 4 Preferred Stock on the basis of one share of Series 4 Preferred Stock for each one thousand two hundred (1,200) depositary shares, but holders of such whole shares of Series 4 Preferred Stock will not thereafter be entitled to receive depositary shares in exchange therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of Series 4 Preferred Stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. In no event will fractional shares of Series 4 Preferred Stock be delivered upon surrender of depositary receipts to the depositary.

Redemption of Depositary Shares

        If we redeem the Series 4 Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of Series 4 Preferred Stock held by the depositary. The redemption price per depositary share will be equal to 1/1200th of the redemption price per share payable with respect to the Series 4 Preferred Stock. Whenever we redeem shares of Series 4 Preferred Stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of Series 4 Preferred Stock so redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

Voting the Series 4 Preferred Stock

        Upon receipt of notice of any meeting at which holders of the Series 4 Preferred Stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to Series 4 Preferred Stock. Each record holder of such depositary shares on the record date (which will be the same date as the record date for the Series 4 Preferred Stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of Series 4 Preferred Stock represented by such holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of Series 4 Preferred Stock represented by such depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting shares of Series 4 Preferred Stock to the extent it does not receive specific instructions from the holders of depositary shares representing Series 4 Preferred Stock.

Amendment and Termination of the Deposit Agreement

        The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary receipts will not be effective unless such amendment has been approved by the holders of depositary receipts representing at least a majority (or, in the case of amendments relating to or affecting rights to receive dividends or distributions, or voting or redemption rights, two-thirds) of the depositary shares then outstanding. The deposit agreement may be terminated by us or the depositary only if (i) all outstanding depositary shares have been redeemed, (ii) there has been a final distribution in respect of the Series 4 Preferred Stock in connection with any liquidation, dissolution or winding up of ML&Co. and such distribution has been distributed to the holders of depositary receipts, or
(iii) upon consent of holders of depositary receipts representing not less than two-thirds of the depositary shares then outstanding.

Taxes and Other Charges

        We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the Series 4 Preferred Stock and any redemption of the Series 4 Preferred Stock. Holders of depositary receipts will pay all other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts and as a result the amount paid as dividends or otherwise distributable by the depositary with respect to the depositary shares or the underlying Series 4 Preferred Stock will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution on, or to effect any transfer of a depositary receipt or any withdrawal of shares of Series 4 Preferred Stock evidenced thereby until all such taxes and other governmental charges with respect to such depositary receipt or such shares of Series 4 Preferred Stock are paid by the holder thereof.

Miscellaneous

        The depositary will forward to the holders of depositary shares all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the Series 4 Preferred Stock.

        Neither the depositary nor we will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. Our obligations and the obligations of the depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder and we and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or Series 4 Preferred Stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting Series 4 Preferred Stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

        The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary, which successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Transfer Agent and Registrar

        JPMorgan Chase Bank, N.A. will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the depositary shares.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following describes the material United States federal income tax considerations related to the ownership of depositary shares each representing a 1/1200th interest in a share of Series 4 Preferred Stock as of the date hereof. Holders of depositary shares will be treated as if they own an interest in the underlying shares of Series 4 Preferred Stock for United States federal income tax purposes. Except where noted, this discussion deals only with depositary shares purchased in this offering and held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding depositary shares as a part of a hedging, integrated, conversion or constructive sale transaction or as part of a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, persons owning, actually or constructively, 10% or more of our stock for United States federal income tax purposes, investors in pass-through entities or United States holders (as defined below) of the depositary shares whose "functional currency" is not the United States dollar. Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion does not address taxes imposed by any state, local or foreign taxing jurisdiction. Persons considering the purchase, ownership or disposition of depositary shares should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

        For purposes of this discussion, "United States holder" generally means a beneficial owner of a depositary share representing a 1/1200th interest in a share of Series 4 Preferred Stock that is for United States federal income tax purposes (1) a citizen or resident of the United States,
(2) a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States any state thereof or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. As used herein, the term "non-United States holder" means a beneficial owner of a depositary share representing a 1/1200th interest in a share of Series 4 Preferred Stock that is not a United States holder.

United States Holders

        Dividends. Dividends paid on shares of the Series 4 Preferred Stock will be treated as dividends for United States federal income tax purposes to the extent paid out of ML&Co.'s current or accumulated earnings and profits, as determined for United States federal income tax purposes. Although ML&Co. expects that its current and accumulated earnings and profits will be such that all dividends paid with respect to shares of the Series 4 Preferred Stock will qualify as dividends for United States federal income tax purposes, ML&Co. cannot guarantee that result. ML&Co.'s accumulated earnings and profits and its current earnings and profits in future years will depend in significant part on its future profits or losses, which it cannot accurately predict. To the extent that the amount of any dividend paid on shares of the Series 4 Preferred Stock exceeds ML&Co.'s current and accumulated earnings and profits, the dividend will be treated first as a return of capital and will be applied against and reduce your adjusted tax basis (but not below zero) in your interest in such shares of the Series 4 Preferred Stock. This reduction in tax basis would increase any gain, or reduce any loss realized by you on the subsequent sale, redemption or other disposition of your interest in shares of the Series 4 Preferred Stock. The amount of any such dividend in excess of your adjusted tax basis will then be taxed as capital gain. For purposes of the remainder of this discussion, it is assumed that dividends paid on shares of the Series 4 Preferred Stock will constitute dividends for United States federal income tax purposes.

        If you are a corporation, dividends that are received by you will generally be eligible for a 70% dividends-received deduction under the Code. However, the Code disallows this dividends-received deduction in its entirety if the interest in the share of Series 4 Preferred Stock with respect to which the dividend is paid is held by you for less than 46 days, excluding any day that is more than 45 days before or after the ex-dividend date. A 91-day minimum holding period applies to certain dividend arrearages.

        Under current law, if you are an individual, dividends received by you generally will be subject to a reduced maximum tax rate of 15% through December 31, 2008, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that you elect to treat the dividends as "investment income," which may be offset by investment expense. Furthermore, the rate reduction will also not apply to dividends that are paid to you with respect to an interest in any share of the Series 4 Preferred Stock that is held by you for less than 61 days, excluding any day that is more than 60 days before or after the ex-dividend date. A 91-day minimum holding period applies to certain dividend arrearages.

        In general, for purposes of meeting the holding period requirements for both the dividends-received deduction and the reduced maximum tax rate on dividends described above, you may not count towards your holding period any period in which you (a) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of shares of Series 4 Preferred Stock or substantially identical stock or securities, (b) are the grantor of an option to buy shares of Series 4 Preferred Stock or substantially identical stock or securities or (c) otherwise have diminished your risk of loss by holding one or more other positions with respect to substantially similar or related property. The United States Treasury regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is the beneficiary of a guarantee, surety agreement, or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock. In addition, the Code disallows the dividends-received deduction as well as the reduced maximum tax rate on dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are advised to consult your own tax advisor regarding the implications of these rules in light of your particular circumstances.

        If you are a corporation, you should consider the effect of section 246A of the Code, which reduces the dividends-received deduction allowed with respect to "debt-financed portfolio stock." The Code also imposes a 20% alternative minimum tax on corporations. In some circumstances, the portion of dividends subject to the dividends-received deduction will serve to increase a corporation's minimum tax base for purposes of the determination of the alternative minimum tax. In addition, a corporate shareholder may be required to reduce its tax basis in stock with respect to certain "extraordinary dividends", as provided under section 1059 of the Code. You should consult your own tax advisor in determining the application of these rules in light of your particular circumstances.

        Dispositions, including Redemptions. A sale, exchange, redemption or other disposition of an interest in a share of Series 4 Preferred Stock will generally result in gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis in such interest in a share of Series 4 Preferred Stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the interest in the share of Series 4 Preferred Stock exceeds one year. Under current law, if you are an individual, net capital gain realized by you is subject to a reduced maximum tax rate of 15%. After December 31, 2008, the maximum rate is scheduled to return to the previously effective 20% rate. The deduction of capital losses is subject to limitations.

        Information Reporting and Backup Withholding. In general, information reporting requirements will apply to dividends paid on shares of the Series 4 Preferred Stock, and the proceeds of a sale of an interest in shares of the Series 4 Preferred Stock to United States holders other than certain exempt recipients (such as corporations). A backup withholding tax at the applicable statutory rate will apply to such payments if the United States holder fails to provide in the required manner a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service (the "IRS").

Non-United States Holders

        The following is a summary of certain United States federal income and estate tax consequences that will apply to you if you are a non-United States holder of a depositary share representing a 1/1200th interest in a share of Series 4 Preferred Stock. Special rules may apply to certain non-United States holders, such as "controlled foreign corporations," "passive foreign investment companies" and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

        Dividends. In general, dividends paid to you will be subject to withholding of United States federal income tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States are generally exempt from the withholding tax. Instead, these dividends are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates (assuming, if required by an applicable treaty, the dividends are attributable to a permanent establishment maintained by you within the United States). You must comply with certification and disclosure requirements (e.g., IRS Form W-8ECI) in order for effectively connected income to be exempt from withholding. If you are a foreign corporation, any effectively connected dividends you receive may also be subject to an additional branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

        A non-United States holder who wishes to claim the benefit of an applicable income tax treaty rate, and avoid backup withholding as discussed below, will be required to satisfy the certification requirements (e.g., IRS Form W-8BEN) of applicable United States Treasury regulations. Special rules apply to claims for treaty benefits made by non-United States persons that are entities rather than individuals and to beneficial owners of dividends paid to entities in which such beneficial owners are interest holders. The application of these rules depends upon your particular circumstances and, therefore, you should consult your own tax advisor regarding your eligibility for such benefits.

        If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may be entitled to obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

        Dispositions, including Redemptions. You generally will not be subject to United States federal income tax with respect to gain recognized on a sale, exchange, redemption or other disposition of an interest in a share of the Series 4 Preferred Stock unless:

         o the gain is effectively connected with your conduct of a trade or business in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment;

         o you are an individual who is present in the United States for 183 or more days in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are met; or

         o we are or have been a "United States real property holding corporation" for United States federal income tax purposes. We believe that we are not currently and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

        In general, gain that is effectively connected with the conduct of a trade or business within the United States will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally, and, for corporate non-United States holders and under some circumstances, the branch profits tax, but will not be subject to withholding. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

        United States Federal Estate Taxes. If you are an individual, interests in shares of the Series 4 Preferred Stock owned by you at the time of your death will be included in your gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise.

        Information Reporting and Backup Withholding. We will be required to report annually to the IRS and to you the amount of dividends paid to you and any tax withheld from dividend payments made to you, regardless of whether withholding was required. We may make available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty copies of the information returns reporting the dividends and withholding.

        Backup withholding at the applicable statutory rate generally will apply to dividends paid to you unless you satisfy the certification requirements (e.g., by providing an IRS Form W-8BEN) of applicable United States Treasury regulations or otherwise establish an exemption.

        Payment of the proceeds of a sale of an interest in a share of the Series 4 Preferred Stock to you within the United States or conducted through certain United States related financial intermediaries will be subject to both backup withholding and information reporting unless (1)(a) you certify under penalties of perjury that you are a non-United States holder (e.g., on an IRS Form W-8BEN) and (b) the payor does not have actual knowledge that you are a United States person or (2) you otherwise establish an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against your United States federal income tax liability provided the required information is provided to the IRS.

                      WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC's website at http://www.sec.gov. The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC's public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        We have filed a registration statement on Form S-3 with the SEC covering the depositary shares, the Series 4 Preferred Stock and other securities. For further information on us and the depositary shares, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes our restated certificate of incorporation and material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

                                 UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated, or MLPF&S, the underwriter of the offering, has agreed, subject to the terms and conditions of the underwriting agreement, to purchase from ML&Co. depositary shares, each representing a 1/1200th ownership interest in a share of Series 4 Preferred Stock. The underwriting agreement provides that the obligation of the underwriter is subject to certain conditions and that the underwriter will be obligated to purchase all of the depositary shares if any are purchased.

        ML&Co. will sell the depositary shares offered hereby to the underwriter at a price of $24.75 per depositary share. The underwriter expects to resell such depositary shares to certain investment entities at a price or prices relating to prevailing market prices at the time of resale, as determined by the underwriter at the time of such sales. The underwriter is offering the depositary shares subject to receipt and acceptance and subject to the underwriter's right to reject any order in whole or in part.

        MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the National Association of Securities Dealers, Inc. and will participate in the distribution of the depositary shares. Accordingly, the offering of the depositary shares will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

        If the underwriter creates a short position in the depositary shares in connection with the offering, i.e., if it sells more depositary shares than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing the depositary shares in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. "Naked" short sales are sales in excess of the number of depositary shares an underwriter has agreed to purchase from the issuer. Neither ML&Co. nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the depositary shares. In addition, neither ML&Co. nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

        Subject to obtaining the approval of the NYSE, MLPF&S in the course of its business as a broker-dealer may engage in market-making transactions in the depositary shares. MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to any market-making transactions. MLPF&S may act as principal or agent in these transactions and the sales will be made at prices related to prevailing market prices at the time of sale.

        The underwriter may not confirm sales to any account over which it exercises discretionary authority without the prior written approval of the customer.

        The depositary shares are listed and trade on the NYSE.
        We expect the delivery of the depositary shares will be made against payment therefor on or about the thirteenth business day following the date of this prospectus supplement (this settlement cycle being referred to as "T+13"). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days after the date the securities are priced, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares on the date of pricing or on the next succeeding business day will be required, by virtue of the fact that the depositary shares will settle in T+13, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Those purchasers should also consult their own advisors in this regard.

        We have agreed to indemnify the underwriter against, or contribute to payments that the underwriter may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

        The underwriter may engage in transactions with and perform services for ML&Co. in the ordinary course of business.

                          VALIDITY OF THE SECURITIES

        The validity of the Series 4 Preferred Stock and the depositary shares will be passed upon for ML&Co. and for the underwriters by Sidley Austin LLP, New York, New York.

                                    EXPERTS

        The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in the prospectus supplemented by this prospectus supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004, the three-month and six-month periods ended July 1, 2005 and June 25, 2004 and the three-month and nine-month periods ended September 30, 2005 and September 24, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.'s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005, July 1, 2005 and September 30, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

==============================================================================







                                [LOGO OMITTED]
                           Merrill Lynch & Co., Inc.

                         12,000,000 Depositary Shares
              Each Representing a 1/1200th Interest in a Share of
            Floating Rate Non-Cumulative Preferred Stock, Series 4










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                             PROSPECTUS SUPPLEMENT

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                              Merrill Lynch & Co.











                               February 27, 2006

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